FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No. 1	Barclays Global Financial Services Conference dated 10 September 2024
Exhibit No. 2	Director/PDMR Shareholding dated 10 September 2024
Exhibit No. 3	Publication of Final Terms dated 10 September 2024
Exhibit No. 4	Publication of Final Terms dated 13 September 2024
Exhibit No. 5	Director/PDMR Shareholding dated 17 September 2024
Exhibit No.6	Holding(s) in Company – HMT dated 23 September 2024
Exhibit No.7	Bank of America Financials CEO Conference dated 24 September 2024

Exhibit No. 1

NatWest Group plc - Barclays Global Financial Services Conference
Paul Thwaite, Chief Executive Officer, will participate in a fireside chat at the Barclays Annual Global Financial Services Conference on Tuesday 10th September 2024 at 09:00 ET (14:00 BST).
A live webcast will be available on our website https://investors.natwestgroup.com/

For further information:

Investor Relations
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

10 September 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.  NatWest Group plc (the Company) announces that on 9 September 2024, a Deferred Award over ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) vested to the PDMR under the NatWest Group 2024 Employee Share Plan (the Plan), as set out below.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Emma Crystal	CEO, Coutts and Wealth Businesses	67,453	31,751	35,702

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £3.3039. Vested Shares retained after payment of associated tax liabilities will be subject to a retention period of twelve months.

2.  The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Emma Crystal	CEO, Coutts and Wealth Businesses	44,127	£3.3319	10 September 2024

All the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758
NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 3

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 10 September 2024 (the "Final Terms") for NatWest Group plc ("NatWest Group") EUR1,000,000,000 3.575% Fixed to Floating Rate Notes due 12 September 2032 (ISIN: XS2898838516) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2023 and the supplemental prospectuses dated 16 February 2024, 26 April 2024 and 26 July 2024  relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6537D_1-2024-9-10.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier
NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 13 September 2024 (the "Final Terms") for NatWest Group plc ("NatWest Group") GBP600,000,000 5.642% Fixed to Fixed Rate Reset Tier 2 Notes due 17 October 2034 (ISIN: XS2902577191) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2023 and the supplemental prospectuses dated 16 February 2024, 26 April 2024 and 26 July 2024  relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2055E_1-2024-9-13.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier
NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 5

17 September 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) in accordance with Article 19 of the Market Abuse Regulation

NatWest Group plc (the Company) announces that the PDMRs set out below acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 13 September 2024. The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 13 September on Shares which the PDMRs had originally acquired in accordance with the Company's Chairman and Non-executive Directors shareholding policy or employee share plans as appropriate:

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Rick Haythornthwaite	Chairman	64	3.3498
Frank Dangeard	Independent non-executive director	121	3.3498
Roisin Donnelly	Independent non-executive director	120	3.3498
Patrick Flynn	Independent non-executive director	122	3.3498
Yasmin Jetha	Independent non-executive director	114	3.3498
Stuart Lewis	Independent non-executive director	110	3.3498
Mark Seligman	Senior Independent Director	93	3.3498
Lena Wilson	Independent non-executive director	108	3.3498
David Lindberg	CEO, Retail Banking	9,462	3.3498

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 6

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.) v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached vi:		20 September 2024
6. Date on which issuer notified (DD/MM/YYYY):		20 September 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	16.92%		16.92%	5,621,377,464
Position of previous notification (if applicable)	17.97%		17.97%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		5,621,377,464		16.92%

SUBTOTAL 8. A	5,621,377,464			16.92%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			x
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	16.92%		16.92%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (16.92%), has been calculated following the disposal by HMT of 86,661,370 ordinary shares in NWG since its last TR-1 notification on 30 August 2024, under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	20 September 2024

LEI 2138005O9XJIJN4JPN90

Exhibit No. 7

NatWest Group plc - Bank of America Financials CEO Conference
Paul Thwaite, Chief Executive Officer, will participate in a fireside chat at the Bank of America Financials CEO Conference on Tuesday 24th September 2024 at 11:00 BST.
A live webcast will be available on our website https://investors.natwestgroup.com/

For further information:

Investor Relations
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	30 September 2024	By:
			Name:	Mark Stevens
			Title:	Assistant Secretary